

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 1, 2017

Massimo Mondazzi
Chief Financial Officer
Eni SpA
1, piazza Ezio Vanoni
20097 San Donato Milanese (Milano) – Italy

    Re: Eni SpA
           Form 20-F for the Fiscal Year Ended December 31, 2016
           Filed March 22, 2017
           File No. 1-14090

Dear Mr. Mondazzi:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Loan Lauren P. Nguyen *for*

                        H. Roger Schwall
                        Assistant Director
                        Office of Natural Resources